K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Pablo J. Man
(617) 951-9209 (phone)
(617) 261-3175 (fax)
pablo.man@klgates.com
September 25, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Alison White, Esq.

Re:	GAI Mesirow Insight Fund, LLC
File No. 811-22221

Dear Ms. White:

We have received the Staff’s comments on the preliminary information statement filed on Form PRE 14C on September 10, 2015 for GAI Mesirow Insight Fund, LLC (the “Fund”).  The Staff’s comments were received telephonically on September 15, 2015 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

We are submitting this response along with the definitive information statement that will be mailed to investors.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the information statement followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the information statement.

INFORMATION STATEMENT

1.            Provide a “Tandy” representation with the response letter.

Response:  With respect to the Comments, the Fund acknowledges and agrees that:

•	it is responsible for the adequacy and accuracy of the disclosure in the information statement;

•
Staff comments or changes to disclosure in response to Staff comments in the information statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the information statement; and

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.    Please provide legal basis for not holding a shareholder vote under federal and state law and, in the letter to shareholders, clarify why a meeting is being held and who is eligible to participate in the vote.

Response:  Respectfully, the initial portion of the Comment may be based on confusion over the distinct and separate matters of holding a meeting and the solicitation of proxies with respect to a meeting.  The Fund notes, as discussed in the information statement, that it is holding a meeting and that Members will have the right to vote their Interests at a special meeting of the Members held on October 27, 2015.

As discussed in the preceding sentence, the Fund will hold a special meeting of the Members.  The Fund need not under the circumstance, however, solicit proxies or otherwise seek shareholder votes in connection with the meeting.  In this regard, we note that certain Members holding Interests constituting, in the aggregate, approximately 87.66% of the Fund’s net asset value, have communicated to the Fund their intent to approve the Reorganization at such meeting.  Revised disclosure in the information statement clarifies that formal consent will occur at the meeting of Members.  Because the meeting is a formality in light of the outcome of the vote being predetermined, the Fund is not soliciting proxies in connection with such shareholder vote and instead is sending shareholders an information statement containing the information equivalent to that contained in a proxy.  A proxy solicitation is not required by applicable law, and any such solicitation would result in an unnecessary expense to the Members.

You have asked why the information statement has been filed on Schedule 14C instead of Schedule 14A and why the Fund included disclosure that “WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.”  The Fund notes that Section 14(c) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), states that unless proxies are solicited under Section 14(a) of the Exchange Act, an investment company shall file with the Commission and transmit to investors “information substantially equivalent to the information which would be required to be transmitted if a solicitation were made.”  Rule 14c-2 under the Exchange Act expressly contemplates the filing of information statements “in connection with every . . . meeting of [Members]” when “proxy authorization or consent is not solicited.”  Rule 14c-2 contains the reference to file Schedule 14C.  Accordingly, as discussed above, the information statement has been filed on Schedule 14C because proxies are not being solicited in connection with the special meeting of the Members.  The Fund also is required specifically to include the disclosure cited in the Comment in accordance with Item 2 of Schedule 14C.

In addition, the Fund notes that because the Interests in the Fund are not registered under the Securities Act of 1933, as amended, the filing of the information statement is not strictly required pursuant to Rule 14c-2, which applies only with respect (a) to securities registered pursuant to section 12 of the Exchange Act (not here relevant as the Fund is not exchange listed),

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com or (b) by an investment company registered under the Investment Company Act of 1940, as amended, which has made a public offering of securities. The Fund has never made a public offer of its securities, but has filed this information statement as a matter of best practice for the benefit of Members and in conformity with the Adviser’s past practice.

3.            Consider removing the following disclosure: “In addition, the Corbin Subadviser has agreed to lower its sub-advisory fees from an annual rate of 0.625% to an annual rate of 0.55%.”

Response:  The requested change has been made.

4.            On page 7, you state that “Members should note that the Fund will begin liquidating significant positions of the Investment Funds in order to prepare for the Reorganization.” Disclose whether the liquidations are in anticipation of Member redemption requests or for purposes of repositioning the portfolio.

Response:  In response to the Staff’s comment, the referenced sentence has been revised to state as follows:

Members should note that, in connection with portfolio holdings transition, the Fund will begin liquidating significant positions of the Investment Funds ~~in order to prepare for the Reorganization~~.

5.            Please file a “form of” tax opinion.

Response:  The requested form of tax opinion has been attached as an exhibit to the definitive information statement.

6.            Consider moving section “XII. Summary of Fees” to earlier in the filing or adding a cross-reference to that section earlier in the filing.

Response:  In response to the Staff’s comment, a cross-reference to section “XII. Summary of Fees” has been added in section “I. Background and Reasons for Reorganization.”

7.            In the fee table, confirm that the Total Annual Expenses After Reimbursement amounts are correct.

Response:  The Fund has reviewed the fee table for accuracy.  In addition, in response to the Staff’s comment, the fee table has been updated with data as of June 30, 2015.

8.            Under the fee table, consider breaking Note 1 into multiple paragraphs.

Response:  The requested change has been made.

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

9.            With respect to Note 3 under the fee table, please provide Annual Expenses as of a date that is more recent than March 31, 2015.

Response:  The requested change has been made.  The fee table has been revised with June 30, 2015 data.

10.            For the Example under the fee table, please provide the calculations as of a date that is more recent than March 31, 2015.

Response:  The requested change has been made.  The Example has been revised with June 30, 2015 data.

11.            For the Example under the fee table, please provide supplementally a description of the methodology used for calculating Year 1.

Response:  The Example reflects the expenses a Member would pay on a $1,000 investment, assuming a 5% annual return on each of periods shown.  For purposes of the Example, it was assumed that: (1) the rates listed under “Annual Expenses” remain the same each year, except to reduce annual expenses to reflect the scheduled maturity of outstanding debt or the completion of organization expense amortization; and (2) all dividends and distributions are reinvested at net asset value.  For example, Year 1 expenses, covering the period from June 30, 2015 to June 30, 2016, were calculated by applying the amounts reflected in the Total Annual Expenses After Expense Reimbursement column in the Fee Table to the hypothetical investment and return amounts stated in the Example.  The 2% Placement Fee applicable to the Class A Interests as stated in the Fee Table was also applied to the Year 1 expense calculation for Class A Interests within the Example.

With respect to the Class A Interests Before Reorganization and Class I Interests Before Reorganization, in Year 1, the expenses to be paid by a Member reflect the application of the Expense Limitation Agreement that is in place during that period because the Fund’s expenses as of June 30, 2015 were above the expense cap under such agreement.  Because the Expense Limitation Agreement for the Fund expires as of December 31, 2015, the expense cap reflected in the Expense Limitation Agreement was not applied for the period from January 1, 2016 through June 30, 2016 (i.e., it was only applied for the period from June 30, 2015 through December 31, 2015).  The expenses reflected in the Example for the Class A Interests and Class I Interests After the Reorganization do not reflect an expense cap since the expenses for the acquiring fund were below the expense cap set forth in the acquiring fund’s Expense Limitation Agreement, as applicable during the relevant period, and all amounts previously waived by the Adviser pursuant to that Agreement had been recaptured by the Adviser prior to the relevant period.

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

12.            For the Example under the fee table, please only reflect the Expense Limitation Agreement only for the period during which it is in place (i.e., since the Expense Limitation Agreement expires on December 31, 2016, do not reflect the Expense Limitation Agreement after this date).

Response:  The Fund confirms that, in the Example under the fee table, the Expense Limitation Agreement is reflected only for the period during which it is in place.

*            *            *

Thank you for your attention to these matters.  If you have any questions, please call me at 617.951.9209 or George Zornada at 617.261.3231.

Very truly yours, /s/ Pablo J. Man Pablo J. Man

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